

December 9, 2010

Mr. Donald Willoughby
Chief Financial Officer
Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia V3K 3P1 Canada

> **Re: Getty Copper Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 24, 2010**
> **File No. 000-29578**

Dear Mr. Willoughby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 16 - Differences between Canadian and United States accounting principles, page F-17

1.   We understand from your accounting policy disclosures that you capitalize acquisition, exploration and development costs related to your mineral rights under Canadian GAAP; and from your discussion of the differences between Canadian GAAP and U.S. GAAP, that all exploration and development costs

incurred prior to the determination of economic feasibility are expensed under U.S. GAAP. Please address the following points:

- Expand your disclosures to describe your accounting policy for acquisition costs of mineral properties under USGAAP. Please note that the costs of acquiring mineral properties and mineral rights would ordinarily need to be capitalized (and subject to periodic impairment testing) to comply with FASB ASC Subtopic 930-360 and Section 930-805-30.

- Please quantify the amount of acquisition costs included as reconciling items in determining your U.S. GAAP results and disclose the details of your impairment testing (e.g. timing, assumptions and results). Based on your disclosure in Note 5, it appears that all such costs were impaired.

Engineering Comments

Business Overview, page 14

2. We note that your reserve and resource estimates in this section do not agree with the corresponding information in your MD&A on page M-7. Please revise these and any similar discrepancies in estimates throughout your filing.

The Key Assumptions and Parameters, page 15

3. We note your disclosure indicating that the copper price used in your 2009 Preliminary Feasibility Study (PFS) was equal to the 36-Month Trailing Average of C$3.55 per pound or USD$ 3.29 per pound. However, the PFS on SEDAR indicates the base case used a copper price of C$ 3.24 (or USD$ 2.99) per pound. Please modify your disclosures to correct information about the price utilized, identify the period upon which this 36 month trailing average is based, and if used in your reserve estimates and feasibility studies, include the corresponding dates of such estimates and studies.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Donald Willoughby
Getty Copper Inc.
December 9, 2010
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

Karl Hiller
Branch Chief